Exhibit 99.1

IAMGOLD secures an additional commitment of C$50 million to its existing credit facility

TORONTO, April 26, 2016 /CNW/ - IAMGOLD Corporation ("IAMGOLD" or the "Company") today announced that Ressources Québec, a subsidiary of Investissement Québec, has joined IAMGOLD's revolving credit facility bringing an additional commitment of C$50 million or US$38 million.  The facility, led by National Bank of Canada and Deutsche Bank, now totals US$138 million and matures in February 2020.  The Company maintains the potential to increase the total credit facility to US$250 million on the same terms already agreed to with the existing lenders.

"We are pleased to have Ressources Québec join the facility and bring additional liquidity to our already strong balance sheet," said IAMGOLD's EVP and Chief Financial Officer, Carol Banducci.  "The Company has a substantial cash balance and the credit facility provides excess liquidity.

"The inclusion of Ressources Québec in the facility speaks to our commitment in the province of Quebec and our shared confidence in the ramp up of our Westwood mine.  We are builidng on more than 30 years of our mining history in the Abitibi region to produce gold and provide benefits to the local community for at least 20 more years."

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION
All information included in this news release, including any information as to the Company's future financial or operating performance constitute forward looking information or forward-looking statements and are based on expectations, estimates and projections as of the date of this news release. For example, forward-looking statements contained in this news release include, without limitation, statements with respect to: the Company's guidance for production, capital expenditures, operations outlook, the future price of gold, the timing and amount of estimated future production, costs of production, currency fluctuations or requirements for additional capital.  Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans relating to the future. Forward-looking statements are generally identifiable by, but are not limited to the use of the words "will", "outlook" or "expect" or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The Company cautions the reader that reliance on such forward-looking statements involve risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of IAMGOLD to be materially different from the Company's estimated future results, performance or achievements expressed or implied by those forward-looking statements, and the forward-looking statements are not guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to, changes in the global prices for gold or certain other commodities; changes in U.S. dollar and other currency exchange rates, interest rates or gold lease rates; risks arising from holding derivative instruments; the level of liquidity and capital resources; access to capital markets, and financing; mining tax regimes; ability to successfully integrate acquired assets; legislative, political or economic developments in the jurisdictions in which the Company carries on business; operating or technical difficulties in connection with mining or development activities; availability and increasing costs associated with mining inputs and labour; adverse changes in the Company's credit rating and the risks involved in the exploration, development and mining business. The capital expenditures and time required to develop new mines or other projects are considerable, and changes in the price of gold, costs or construction schedules can affect project economics. Actual costs and economic returns may differ materially from IAMGOLD's estimates or IAMGOLD could fail to obtain the governmental approvals necessary for the operation of a project; in either case, the project may not proceed, either on its original timing or at all.

For a more comprehensive discussion of the risks faced by the Company, and which may cause the actual financial results, performance or achievements of IAMGOLD to be materially different from the company's estimated future results, performance or achievements expressed or implied by forward-looking information or forward-looking statements, please refer to the Company's latest Annual Information Form, filed with Canadian securities regulatory authorities at www.sedar.com, and filed under Form 40-F with the United States Securities Exchange Commission at www.sec.gov/edgar.shtml. The risks described in the Annual Information Form (filed and viewable on www.sedar.com and www.sec.gov/edgar.shtml, and available upon request from the Company) are hereby incorporated by reference into this news release.

The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable law.

About IAMGOLD
IAMGOLD (www.iamgold.com) is a mid-tier mining company with four operating gold mines on three continents. A solid base of strategic assets in North and South America and West Africa is complemented by development and exploration projects and continued assessment of accretive acquisition opportunities.  IAMGOLD is in a strong financial position with extensive management and operational expertise.

Please note:
This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through CNW Group's website at www.newswire.ca. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le http://www.iamgold.com/French/accueil/default.aspx.

SOURCE IAMGOLD Corporation

%CIK: 0001203464

For further information: Bob Tait, VP Investor Relations, Tel: (416) 360-4743, Mobile: (647) 403-5520; Laura Young, Director Investor Relations, Tel: (416) 933-4952, Mobile: (416) 670-3815; IAMGOLD Corporation, Toll-free: 1 888 464-9999, info@iamgold.com

CO: IAMGOLD Corporation

CNW 17:05e 26-APR-16